Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

August 2, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Intimation

This is to inform you that that the Company will be participating in the Fireside Chat hosted by Investec Capital Services (India) Private Ltd. on Tuesday, 3rd August, 2021.

Erez Israeli, company’s Chief Executive Officer will present at the Fireside Chat session at 04:00 PM IST.

This is for your information and record.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary